Mail Stop 4561

									April 18, 2006


J. Christopher Donahue
President and Chief Executive Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, Pennsylvania 15222
Via Mail and Facsimile (412) 288-7795

Re:	Federated Investors, Inc.
	Form 10-K for the Fiscal Year ended December 31, 2005
	File No. 001-14818

Dear Mr. Donahue:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Income

1. We note that you do not separately present the costs and expenses applicable to services on your Statements of Income. Please tell us whether and how you track costs related to each of your separately presented revenue line items. Refer to Rule 5-01 and 5-03 of Regulation S-X.

Note 1(p) - Revenue Recognition

2. We note your disclosure that you may waive certain fees for services for competitive reasons or to meet regulatory or contractual requirements. Please tell us and in future filings disclose the nature and amount of fees waived for each period presented.

Note 1(y) - Recent Accounting Pronouncements - EITF 04-5
3. We note your disclosure that the effect of applying the guidance in EITF 04-5 did not have a material impact on your financial position or results of operations. Please tell us and in future filings disclose the expected impact, including the transition method applied, upon adoption of this EITF for all other limited partnerships in fiscal year 2006.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. J. Christopher Donahue
Federated Investors, Inc.
April 20, 2006
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